Exhibit 99.1

13 November 2008

Dear Fellow Shareholder

Strategy Recommendations & Board Response

Progen will hold its Annual General Meeting (AGM) at the Indooroopilly Golf Club in Brisbane on Monday, 24 November 2008.

It will be an important event that follows one of the most difficult periods that the company has experienced.

The Board is acutely aware that there has been considerable shareholder disquiet about the future direction of the Company since we discontinued the PI-88 Phase 3 trial on 23 July.

To ensure that the Board objectively considered all possible scenarios, it engaged Beerworth & Partners Limited, an independent Sydney-based corporate advisory firm, to conduct a strategic review of the options available and to provide its recommendations to the Board.

The Board has now considered this Strategy Review and the outcomes are summarised below.

The Board agrees that these measures will be fundamental in accomplishing what Beerworth & Partners terms the restoration of Progen in the market and supports the outcomes of the Strategic Review.

During the period in which the Strategic Review was being undertaken, the Board received a number of proposals from different companies. Some of these included potential merger proposals or expressions of interest. All of the proposals received were incomplete and are not in sufficient detail to warrant disclosure of specific terms. Some were, in the opinion of the Board, not capable of proper consideration or implementation.

Now that the Strategic Review has been completed, the Board intends to give further consideration to the proposals that it has received in light of the outcomes of the Strategic Review and investigate whether there is potential for a transaction which is in shareholders’ interests. The Board will complete this as soon as possible.

In the meantime, below we set out a summary of the outcomes of the Strategic Review for your information. In the absence of any alternative proposal being in the interests of shareholders, the following is endorsed by your Board as the way forward for Progen to restore its position in the market.

1.   Capital Return of 50 Cents per Share

Progen raised almost $100m primarily to support PI-88 development and its Phase III trial. Progen’s cash reserves will be about $70m by February 2009.

Beerworth & Partners recommends a capital return to shareholders at that time of 50 cents per share, ($30.23M or 43% of Progen’s estimated cash reserves at February 2009). Shareholder approval will be required for this capital return.

This would leave Progen with 2 - 3 years of the estimated capital and operational funding requirements for delivering the remainder of the strategy summarised below.

This return will meet legitimate concerns raised by shareholders in the period since the cancellation of PI-88 while leaving the Company with sufficient funds to continue as a viable and significant biotechnology company.

The capital return realises some value for shareholders. Of course, if after assessment of alternative proposals before the Board it concludes that there is greater value in one of those proposals, then the Board will recommend that path.

2.   Expert Endorsed Review

Beerworth & Partners found that Progen has a strong pipeline of oncology compounds and projects and an excellent technical team and recommended independent assistance in prioritising the development of this pipeline.

The Board will appoint an independent and commercially experienced life sciences expert to assist Progen’s management to review the Company’s inventory of compounds and projects to determine which should be developed, terminated or sold.

The involvement of the expert will assure shareholders that the Company’s funds will be invested in projects with the strongest commercial prospects.

3.   Synergistic Acquisition

All shareholders know that financial and economic events have greatly reduced market prices. Many Australian biotechnology sector capitalisations have been sharply reduced.

Beerworth & Partners recommends – and the Board agrees – that this is an opportune environment in which Progen could consider a synergistic acquisition or merger.

The Board’s focus would be to acquire complementary assets in oncology discovery, research and development that will enhance shareholder value.

4.   Business Model

To date, Progen’s business model has focussed on pursuing the registration and commercialisation of a single compound, PI-88.

Progen’s future emphasis would be on a business model that involves the development of a balanced portfolio of compounds and projects.

Progen would also adopt a policy of licensing an appropriate partner before commencing any future Phase III trial.

5.   Capability Platform

Beerworth & Partners found that the market restoration of Progen will involve an assurance that it has appropriate board, management and technical teams and recommended that an external organisation with appropriate expertise be engaged to help ensure that:

•                  the board has requisite diversity, qualifications, experience and skills;

•                  management and technical teams also have the appropriate qualifications, experience and skills to develop Progen’s prioritised pipeline of compounds and projects.

The Board will engage an external firm to conduct this skills and capability review.

6.   Corporate Governance and Risk Management

Biotechnology and drug development research is inherently risky and unpredictable.

The Board will appoint a Task Force (including external advisers) to review Progen’s corporate governance and risk management systems to ensure that we have best practice protocols and procedures in place and that internal decision-making conforms to the highest standards.

A great deal of work has been performed at Progen since we announced the termination of PI-88.

The Board continues to work toward delivering shareholder value after the events of this year.

The proposals before the Board will be diligently pursued and assessed in light of the outcomes of the Strategic Review.

I look forward to welcoming you at the AGM in Brisbane where we can discuss these and any further developments in more detail.

Yours sincerely

/s/ Mal Eutick

Dr Mal Eutick
Chairman